February 12, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: American Equity Investment Life Holding Company

Form 10-K for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement on Schedule 14A Filed April 30, 2009

File No.  001-31911

Dear Mr. Rosenberg:

We are responding to comment five in your letter dated January 12, 2010, with respect to our Proxy Statement on Schedule 14A filed on April 30, 2009.  We have copied the comment immediately preceding our response thereto.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis

Base Pay and Discretionary Cash Bonuses, page 21

5. We note your response to our comment 14.  Please attempt to provide us with as much draft disclosure intended for your next Compensation Discussion & Analysis as possible.  If you have not settled on certain compensation policies and procedures, as you may indicate such by inserting blank spaces or by bracketing certain material.  As you were not required to include compensation-related disclosure in your Form 10-Q, it would be more appropriate to submit any such disclosure to us as part of your response to this comment letter, rather than incorporating it into any of your quarterly reports.

Response:

[Confidential Treatment Requested by American Equity Investment Life Holding Company.  Responsive Information Being Submitted Confidentially to the Commission.]

Sincerely,

/s/ John M. Matovina
John M. Matovina
Vice Chairman, Chief Financial Officer and Treasurer